EXHIBIT 99.1

A Pirate's Life for the Volvo Ocean Race

PORTSMOUTH (England) Monday, March 21, 2005 -- The Volvo Ocean Race is braced for the glare of Hollywood with the ground-breaking announcement today that there will be a Pirates of the Caribbean II entry in the 2005-2006 round the world race.

The Walt Disney Company and Volvo (Volvo Car Corporation and AB Volvo) have entered into a unique film marketing deal for Pirates of the Caribbean II and the agreement will include the creation of a competitive entry in the 31,250 nm adventure -- the world's premier ocean race.

The announcement of the 'Pirates' boat ensures a high-profile U.S. presence among the fleet for the eight-month epic.

Glenn Bourke, the Volvo Ocean Race CEO, said: "The excitement and intrigue which this entry brings to the race takes us to a whole new level in terms of global profile and exposure. To link up with a Hollywood icon such as the Walt Disney Company is a fillip for the event and for sailing in general."

"The deal also underscores the value of the Volvo Ocean Race as a compelling marketing communications tool in the eyes of the commercial world. In terms of competition, I fully expect this team, proudly flying the flag of the United States, will be at the sharp end of the race for honours."

Pirates of the Caribbean: Dead Man's Chest, produced by Jerry Bruckheimer and directed by Gore Verbinski, once again stars Johnny Depp as Captain Jack Sparrow, Orlando Bloom as Will Turner and Keira Knightley as Elizabeth Swann. Pirates of the Caribbean: Dead Man's Chest, the spectacular follow-up to the international blockbuster released in 2003, is currently being filmed in Los Angeles and the Caribbean and is due for release in July 2006.

Dick Cook, chairman of The Walt Disney Studios, said: "We're excited to be participating in the prestigious Volvo Ocean Race, which is very much like the `formula one' of yacht racing. This is a fun and unique way to remind viewers all over the world that Pirates of the Caribbean: Dead Man's Chest will be sailing into theatres next summer. Given the film's high seas adventures and nautical themes, this marathon sporting event is a great way to make some waves and generate awareness among the millions of viewers."

The 'Pirates' campaign will be project managed by Richard Brisius and his Atlant Ocean Racing syndicate.

Note for editors: For further media information on the Volvo Ocean Race, please contact: Cameron Kelleher, PR Director: Tel: +44 1489 564 555 Mobile: +44 7795 185 430 Email: cameron.kelleher@volvooceanrace.org www.volvooceanrace.org

For information about Pirates of the Caribbean: Dead Man's Chest, contact: Terri Meyer, Senior VP Publicity, Buena Vista International: Tel: +1 818 558 2291 Dennis Rice, Senior VP Publicity, Buena Vista Pictures Marketing: Tel: +1 818 560 5610

High resolution conceptual images of the Pirates of the Caribbean: Dead Man's Chest Volvo Ocean Race boat are available from www.image.net

Royalty-free images can be downloaded from http://media.vemuk.com Please contact Picture Desk Manager Patrick Anderson, Tel +44 777 55 33 956. Email: Patrick.Anderson@volvooceanrace.org for assistance.

 The Volvo Ocean Race
 - The Volvo Ocean Race will start with an in port race in
   Sanxenxo, Galicia, on November 5, 2005. The start of leg one, the first offshore leg, will be from Vigo, Galicia, on
   November 12, 2005.
 - The Volvo Ocean Race is a round the world yacht race
   featuring nine offshore legs. The 2005-2006 event will
   feature an inshore race at each of the main stopover ports.
 - Four teams from the last race measured the media value
   of their exposure. The results showed an average of
   US$50 million, which equates to a 200-300% return on their sponsorship investment.
 - The Volvo Ocean Race 2001-02 achieved a cumulative audience of over 800 million viewers ranking it among the top
   international sporting events.
 - The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides solutions for financing and service.
 - AB Volvo business areas are - Volvo Trucks, Mack,
   Renault Trucks, Volvo Buses, Volvo Construction Equipment,
   Volvo Penta, Volvo Aero and Volvo Financial Services.
   Several business units provide additional manufacturing
   development or logistical support. The largest business
   units are: Volvo Powertrain, Volvo 3P, Volvo IT,
   Volvo Logistics, Volvo Parts and Volvo Technology.

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